SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 3)*

                          Tropicana Entertainment Inc.
                                (Name of Issuer)

                         Common Stock, Par Value $0.01
                         (Title of Class of Securities)

                                   89708X 105
                                 (CUSIP Number)

                    Keith Schaitkin, Deputy General Counsel
                                Icahn Capital LP
                          767 Fifth Avenue, 47th Floor
                            New York, New York 10153
                                 (212) 702-4380

          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                August 26, 2011
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box / /.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP  No.  89708X  105

1.     NAME  OF  REPORTING  PERSON
             Icahn  Enterprises  Holdings  L.P.

2      CHECK  THE  APPROPRIATE  BOX  IF  A  MEMBER  OF  A  GROUP
             (a)  /  /
             (b)  /  /

3      SEC  USE  ONLY

4      SOURCE  OF  FUNDS
             WC

5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS  2(d)  or  2(e)     /  /

6      CITIZENSHIP  OR  PLACE  OF  ORGANIZATION
             Delaware

NUMBER  OF  SHARES  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON  WITH:

7      SOLE  VOTING  POWER
             16,220,550

8      SHARED  VOTING  POWER
             0

9      SOLE  DISPOSITIVE  POWER
             16,220,550

10     SHARED  DISPOSITIVE  POWER
             0

11     AGGREGATE  AMOUNT  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON
              16,220,550

12     CHECK  BOX  IF  THE  AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
              /  /

13     PERCENT  OF  CLASS  REPRESENTED  BY  AMOUNT  IN  ROW  (11)
             61.65%

14     TYPE  OF  REPORTING  PERSON
             PN

                                  SCHEDULE 13D

CUSIP  No.  89708X  105

1.     NAME  OF  REPORTING  PERSON
             Icahn  Enterprises  G.P.  Inc.

2      CHECK  THE  APPROPRIATE  BOX  IF  A  MEMBER  OF  A  GROUP
             (a)  /  /
             (b)  /  /

3      SEC  USE  ONLY

4      SOURCE  OF  FUNDS
             OO

5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS  2(d)  or  2(e)     /  /

6      CITIZENSHIP  OR  PLACE  OF  ORGANIZATION
             Delaware

NUMBER  OF  SHARES  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON  WITH:

7      SOLE  VOTING  POWER
             0

8      SHARED  VOTING  POWER
             16,220,550

9      SOLE  DISPOSITIVE  POWER
             0

10     SHARED  DISPOSITIVE  POWER
             16,220,550

11     AGGREGATE  AMOUNT  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON
             16,220,550

12     CHECK  BOX  IF  THE  AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
              /  /

13     PERCENT  OF  CLASS  REPRESENTED  BY  AMOUNT  IN  ROW  (11)
             61.65%

14     TYPE  OF  REPORTING  PERSON
             CO

                                  SCHEDULE 13D

CUSIP  No.  89708X  105

1.     NAME  OF  REPORTING  PERSON
             Beckton  Corp.

2      CHECK  THE  APPROPRIATE  BOX  IF  A  MEMBER  OF  A  GROUP
             (a)  /  /
             (b)  /  /

3      SEC  USE  ONLY

4      SOURCE  OF  FUNDS
             OO

5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS   2(d)  or  2(e)     /  /

6      CITIZENSHIP  OR  PLACE  OF  ORGANIZATION
             Delaware

NUMBER  OF  SHARES  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON  WITH:

7      SOLE  VOTING  POWER
            0

8      SHARED  VOTING  POWER
            16,220,550

9      SOLE  DISPOSITIVE  POWER
            0

10     SHARED  DISPOSITIVE  POWER
            16,220,550

11     AGGREGATE  AMOUNT  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON
            16,220,550

12     CHECK  BOX  IF  THE  AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
            /  /

13     PERCENT  OF  CLASS  REPRESENTED  BY  AMOUNT  IN  ROW  (11)
           61.65%

14     TYPE  OF  REPORTING  PERSON
            CO

                                  SCHEDULE 13D

CUSIP  No.  89708X  105

1      NAME  OF  REPORTING  PERSON
             Carl  C.  Icahn

2      CHECK  THE  APPROPRIATE  BOX  IF  A  MEMBER  OF  A  GROUP
             (a)  /  /
             (b)  /  /

3      SEC  USE  ONLY

4      SOURCE  OF  FUNDS
             OO

5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS   2(d)  or  2(e)     /  /

6      CITIZENSHIP  OR  PLACE  OF  ORGANIZATION
             United  States  of  America

NUMBER  OF  SHARES  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON  WITH:

7      SOLE  VOTING  POWER
             0

8      SHARED  VOTING  POWER
             16,220,550

9      SOLE  DISPOSITIVE  POWER
             0

10     SHARED  DISPOSITIVE  POWER
             16,220,550

11     AGGREGATE  AMOUNT  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON
              16,220,550

12     CHECK  BOX  IF  THE  AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
              /  /

13     PERCENT  OF  CLASS  REPRESENTED  BY  AMOUNT  IN  ROW  (11)
              61.65%

14     TYPE  OF  REPORTING  PERSON
              IN

                                  SCHEDULE 13D

Item  1.  Security  and  Issuer

     The Schedule 13D filed with the Securities and Exchange Commission on March 9, 2010 by the Reporting Persons and certain affiliates thereof and as amended by Amendments No 1 and No. 2 thereto (as amended, the "Schedule 13D") with respect to the shares of Common Stock, par value $0.01 (the "Shares"), issued by Tropicana Entertainment Inc. (the "Issuer") is hereby amended to furnish the additional information set forth herein. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the
Schedule  13D.

Item  3.  Source  and  Amount  of  Funds  or  Other  Consideration

     Item 3 of the Schedule 13D is hereby amended by adding the following:

     The Reporting Persons hold, in the aggregate, 16,220,550 Shares. The aggregate purchase price of the Shares purchased by the Reporting Persons since August 22, 2011, the date of the last Schedule 13D filed by the Reporting
Persons in respect of the Shares was approximately $8.0 million (including commissions to purchase Shares). The source of funding for the purchase of these Shares was the general working capital of the purchaser.

Item  5.     Interest  in  Securities  of  the  Issuer

Item  5  of  the  Schedule  13D  is  amended  by  hereby adding  the  following:

     (a) The Reporting Persons may be deemed to beneficially own, in the aggregate, 16,220,550 Shares, representing approximately 61.65% of the Issuer's outstanding Shares (based upon the 26,312,500 Shares stated to be outstanding as of July 25, 2011 according to the Issuer's Form 10-Q filed with the Securities and Exchange Commission on August 9, 2011).

     (b) Icahn Enterprises Holdings has sole voting power and sole dispositive power with regard to 16,220,550 Shares. Each of Icahn Enterprises GP, Beckton and Mr. Icahn has shared voting power and shared dispositive power with regard to such Shares. Each of Icahn Enterprises GP, Beckton and Mr. Icahn, by virtue of their relationships to Icahn Enterprises Holdings (as disclosed in Item 2), may be deemed to indirectly beneficially own (as that term is defined in Rule 13d-3 under the Act) the Shares which Icahn Enterprises Holdings directly beneficially owns. Each of Icahn Enterprises GP, Beckton and Mr. Icahn disclaims beneficial ownership of such Shares for all other purposes.

     (c) The following table sets forth all transactions with respect to Shares effected since August 22, 2011, the date of the last Schedule 13D filed by the Reporting Persons in respect of the Shares, inclusive of any transactions effected through 5:00 p.m., New York City time, on August 26, 2011. Except as otherwise noted below, all such transactions were purchases of Shares effected in the open market, and the table includes commissions paid in per share prices.

Name of             Date  of           No. of  Shares      Purchase Price Per
Reporting  Person   Transaction        Purchased           Share  (U.S.$)
-----------------   -----------        ---------           --------------

Icahn Enterprises
Holdings            August 26, 2011    557,615             14.35

                                   SIGNATURE

     After reasonable inquiry and to the best of each of the undersigned knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  August  26,  2011


BECKTON  CORP.


By:     /s/ Edward  E.  Mattner
        ------------------------
        Name:  Edward  E.  Mattner
        Title: Authorized  Signatory



ICAHN  ENTERPRISES  HOLDINGS  L.P.
By:  Icahn  Enterprises  G.P.  Inc.,  its  general  partner

ICAHN  ENTERPRISES  G.P.  INC.

By:     /s/ Dominick  Ragone
        -------------------
        Name:  Dominick  Ragone
        Title: Chief  Financial  Officer






/s/  Carl  C.  Icahn
--------------------
CARL  C.  ICAHN